Royce Focus Trust, Inc.

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

December 19, 2014

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management

Re:	Royce Focus Trust, Inc. (the “Trust”)
File Nos. 333-123047 and 811-05379

Dear Mr. Greene:

Enclosed herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Meeting, Proxy Statement, and form of proxy card (collectively, the “Proxy Materials”) in connection with the Special Meeting of Stockholders of Royce Focus Trust, Inc. (the “Fund”), to be held on February 27, 2015. The foregoing materials are expected to be sent to Fund stockholders on or about January 12, 2015. The Fund expects to include the required record date information and information relating to its proxy solicitor with the definitive Proxy Statement filed with the Commission.

If you have any questions or comments with respect to the Proxy Materials, please contact the undersigned at (212) 508-4578.

Very truly yours,

John E. Denneen
Secretary

Encs.